Exhibit 99.1

Bitauto Announces Third Quarter 2019 Results

BEIJING, November 26, 2019 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the third quarter ended September 30, 2019[1].

Bitauto Third Quarter 2019 Highlights

•	Revenue in the third quarter of 2019 was RMB2.54 billion (US$355.5 million), compared to RMB2.72 billion (US$381.2 million) in the corresponding period in 2018.

•	Gross profit in the third quarter of 2019 was RMB1.58 billion (US$220.5 million), compared to RMB1.67 billion (US$233.8 million) in the corresponding period in 2018.

•	Net loss in the third quarter of 2019 was RMB161.5 million (US$22.6 million), compared to net loss of RMB20.1 million (US$2.8 million) in the corresponding period in 2018.

Non-GAAP net income in the third quarter of 2019 was RMB109.4 million (US$15.3 million), compared to Non-GAAP net income of RMB345.0 million (US$48.3 million) in the corresponding period in 2018.

•	Net loss attributable to Bitauto in the third quarter of 2019 was RMB164.7 million (US$23.0 million), compared to net loss attributable to Bitauto of RMB26.7 million (US$3.7 million) in the corresponding period in 2018.

Non-GAAP net income attributable to Bitauto in the third quarter of 2019 was RMB51.9 million (US$7.3 million), compared to Non-GAAP net income attributable to Bitauto of RMB265.8 million (US$37.2 million) in the corresponding period in 2018.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “As new passenger vehicle sales in China have decreased over the past fifteen months, automakers and dealers have become more cautious in their marketing spending. Amid this unfavorable environment, Bitauto’s total revenue was RMB2.54 billion for the third quarter of 2019. Our transaction services business, however, continued to gain market share with revenue increasing by 3.9% year-over-year to RMB1.42 billion.”

“Since rolling out our upgraded Bitauto media app in the fourth quarter of last year, we have been pleased to see continuous improvements in our mobile traffic and the quality and quantity of our sales leads. According to QuestMobile, in October 2019 daily active users (DAU) of the Bitauto media app increased by 255% over the same period in 2018. Also, the combined DAU of both the Bitauto media app and our Auto Pricing app increased by 55% over the same period in 2018. Our number of sales leads grew by 6% year-over-year in the third quarter despite declining new car sales, with a significant increase in the proportion of organic sales leads to over 60% of our total sales leads. Meanwhile, conversion rates as measured by store visits and number of transactions continue to rise, indicating the improved quality of our sales leads.”

1

“We also made steady progress in expanding our new business areas. We have received positive feedback from automakers on our AI-based marketing solution which we launched earlier this year and we continued to grow our network of independent dealers to over 33,000 during the third quarter with more than 4,400 paying customers as of the end of October.”

“We have recently stepped up our strategic marketing spending to strengthen the Bitauto brand and improve our brand recognition among automobile consumers. We view this as an investment to broaden our user base and better help our automaker and dealer customers. As more car buyers and owners view us as the app of choice for car-related information and services, our customer acquisition costs will also decline in the long run.”

“In our transaction services business, Yixin further expanded its loan facilitation services business, which grew 213% year-over-year and contributed approximately 73% of total financed transactions. During the quarter, Yixin also further tightened its risk control standards to better adjust to China’s slower economic growth and changing regulatory environment.”

“Looking forward, we will remain focused on our core business strategies. First, we will help drive higher ROI for our automaker and dealer customers by bringing them more high-quality sales leads. Second, we will work towards rolling out our AI-based marketing solution, which provides automakers with tailor-made and result-driven marketing tools, to all mainstream automakers by the end of this year. Third, we will further improve the revenue mix of our subscription business by migrating more dealer customers to premium and deluxe premium packages and expanding our network of 4S and independent dealers. Fourth, Yixin will continue to grow its loan facilitation services, enhance risk management, and improve its product offerings.”

Mr. Ming Xu, chief financial officer of Bitauto, said, “In the third quarter we continued to devote resources to enhancing content and user engagement, as well as improving the quantity and quality of our sales leads. We also introduced new marketing initiatives to strengthen Bitauto’s brand image among automobile consumers. While these investments will lead to higher operating expenses in the near term, we expect them to help reduce customer acquisition costs and enhance the competitiveness of our product offerings over the long run. We are confident that Bitauto is well-positioned to weather the automobile industry downturn by bringing exceptional value to our increasingly ROI-focused automaker and dealer customers.”

Bitauto Third Quarter 2019 Results

Bitauto reported revenue of RMB2.54 billion (US$355.5 million) for the third quarter of 2019, compared to RMB2.72 billion (US$381.2 million) in the corresponding period in 2018.

•	Revenue from the advertising and subscription business for the third quarter of 2019 was RMB923.6 million (US$129.2 million), compared to RMB1.06 billion (US$147.8 million) in the corresponding period in 2018, mainly due to the decrease in marketing spending by automakers and dealers caused by the continued decline in new car sales.

2

•	Revenue from the transaction services business for the third quarter of 2019 was RMB1.42 billion (US$198.1 million), representing a 3.9% increase from RMB1.36 billion (US$190.8 million) in the corresponding period in 2018, mainly attributable to the growth of the Company’s loan facilitation services.

•	Revenue from the digital marketing solutions business for the third quarter of 2019 was RMB201.0 million (US$28.1 million), compared to RMB305.0 million (US$42.7 million) in the corresponding period in 2018, mainly due to the decrease in marketing spending by automakers caused by the continued decline in new car sales.

Cost of revenue for the third quarter of 2019 was RMB965.0 million (US$135.0 million), compared to RMB1.05 billion (US$147.4 million) in the corresponding period in 2018. Cost of revenue as a percentage of revenue in the third quarter of 2019 was 38.0%, compared to 38.7% in the corresponding period in 2018.

Gross profit for the third quarter of 2019 was RMB1.58 billion (US$220.5 million), compared to RMB1.67 billion (US$233.8 million) in the corresponding period in 2018.

Selling and administrative expenses were RMB1.63 billion (US$228.4 million) for the third quarter of 2019, representing a 7.4% increase from the corresponding period in 2018. This increase was primarily due to the increase in marketing expenses associated with the Company’s mobile APPs and the increase in provision for credit losses of finance receivables, partially offset by the decrease in share-based compensation.

Product development expenses were RMB149.6 million (US$20.9 million) for the third quarter of 2019, compared to RMB154.6 million (US$21.6 million) in the corresponding period in 2018.

Share-based compensation, which was allocated to the related line items of operating expenses, was RMB101.0 million (US$14.1 million) in the third quarter of 2019, compared to RMB173.1 million (US$24.2 million) in the corresponding period in 2018.

Loss from operations in the third quarter of 2019 was RMB146.0 million (US$20.4 million), compared to income from operations of RMB66.0 million (US$9.2 million) in the corresponding period in 2018.

Non-GAAP income from operations in the third quarter of 2019 was RMB119.3 million (US$16.7 million), compared to Non-GAAP income from operations of RMB408.3 million (US$57.1 million) in the corresponding period in 2018.

Income tax expense in the third quarter of 2019 was RMB21.6 million (US$3.0 million), compared to income tax expense of RMB69.2 million (US$9.7 million) in the corresponding period in 2018.

3

Net loss in the third quarter of 2019 was RMB161.5 million (US$22.6 million), compared to net loss of RMB20.1 million (US$2.8 million) in the corresponding period in 2018.

Non-GAAP net income in the third quarter of 2019 was RMB109.4 million (US$15.3 million), compared to Non-GAAP net income of RMB345.0 million (US$48.3 million) in the corresponding period in 2018.

Net loss attributable to Bitauto in the third quarter of 2019 was RMB164.7 million (US$23.0 million), compared to net loss attributable to Bitauto of RMB26.7 million (US$3.7 million) in the corresponding period in 2018.

Non-GAAP net income attributable to Bitauto in the third quarter of 2019 was RMB51.9 million (US$7.3 million), compared to Non-GAAP net income attributable to Bitauto of RMB265.8 million (US$37.2 million) in the corresponding period in 2018.

Basic and diluted net loss per ADS, each representing one ordinary share, in the third quarter of 2019 amounted to RMB2.28 (US$0.32) and RMB2.29 (US$0.32), respectively.

Non-GAAP basic and diluted net income per ADS in the third quarter of 2019 amounted to RMB0.76 (US$0.11) and RMB0.74 (US$0.10), respectively.

As of September 30, 2019, the Company had cash and cash equivalents, time deposit and restricted cash of RMB9.30 billion (US$1.30 billion). Cash provided by operating activities, cash provided by investing activities, and cash used in financing activities in the third quarter of 2019 were RMB256.3 million (US$35.9 million), RMB2.43 billion (US$339.9 million), and RMB1.23 billion (US$171.8 million), respectively.

The number of employees totaled 8,061 as of September 30, 2019, including employees of entities in which Bitauto has acquired and holds controlling interests as of such date. This represented a 4.2% year-over-year increase.

As of September 30, 2019, the Company had a total of 73,761,089 ordinary shares. Non-GAAP basic and diluted per ADS figures for the third quarter of 2019 were calculated using a weighted average of 71,276,919 and 72,349,488 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin Third Quarter 2019 Highlights

Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, continued to develop its loan facilitation services and further tightened its risk control standards to better adjust to China’s general weak economic condition and changing regulatory environment.

4

In the third quarter of 2019, Yixin facilitated approximately 128,000 financed transactions, representing a year-over-year increase of approximately 4%, while China’s total sales for new and used passenger vehicle decreased by 2% year-on-year, according to the data from China Association of Automobile Manufacturers (“CAAM”) and China Automobile Dealers Association (“CADA”). The total aggregate financing amount facilitated through Yixin’s loan facilitation services and self-operated financing business was approximately RMB9.70 billion (US$1.36 billion).

In the quarter, Yixin continued to develop its loan facilitation services and further strengthened its partnership by working with 12 banks and financial institutions including an auto finance company. For the three months ended September 30, 2019, Yixin facilitated approximately 94,000 financed transactions, representing a year-over-year increase of 213% and approximately 73% of Yixin's total financed transactions.

In the third quarter of 2019, under U.S. GAAP, Yixin’s total revenues reached RMB1.42 billion (US$198.9 million), representing a year-over-year increase of 3.1%; new core services revenues, which include revenues from loan facilitation transactions and new self-operated financing lease transactions Yixin facilitated during the period, reached RMB751.5 million (US$105.1 million), representing a year-over-year increase of 15.6%.

As of September 30, 2019, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all financed transactions (including the third-party loan facilitations) were 1.29% and 0.66%, respectively.

Recent Updates

The Company entered into a voting proxy agreement with Tencent Holdings Limited (SEHK: 00700; “Tencent”) on November 15, 2019, pursuant to which Tencent granted Bitauto, among others, the right to vote certain shares of Yixin Group Limited (SEHK: 2858; “Yixin”) held by Tencent on the terms and subject to the conditions set out in the voting proxy agreement. As a result of the voting proxy agreement, the financial results of Yixin will remain consolidated with Bitauto’s financial statements. The voting proxy agreement will be effective from November 16, 2019 to November 16, 2020 and will be automatically extended for one year on November 16, 2020, unless jointly terminated by Tencent and Bitauto in writing.

Fourth Quarter 2019 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.45 billion (US$342.8 million) to RMB2.55 billion (US$356.8 million) in the fourth quarter of 2019.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects the management's current and preliminary view, which is subject to change.

5

Conference Call Information

Bitauto's management will hold an earnings conference call at 7:00 AM on November 26, 2019 U.S. Eastern Time (8:00 PM on November 26, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	6399096

A replay of the conference call may be accessed by phone at the following number until December 3, 2019:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	6399096

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate as of September 30, 2019 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

6

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

7

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income, Non-GAAP net income attributable to Bitauto and Non-GAAP basic and diluted net income per ADS as Non-GAAP financial measures. Non-GAAP income from operations is defined as income/(loss) from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income and Non-GAAP net income attributable to Bitauto, respectively, are defined as net loss and net loss attributable to Bitauto excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) investment loss associated with the share of equity method investments; (iv) impairment on equity investees; (v) amortization of the BCF discount on the convertible notes; and (vi) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

8

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

9

SELECTED CONSOLIDATED FINANCIAL DATA
Unaudited Condensed Consolidated Statements of Operations
	For the Three Months Ended
	September 30, 2018	September 30, 2019
	RMB	RMB

	(in thousands, except for per share data)

Revenue	2,724,593	2,540,704
Cost of revenue	(1,053,303)	(964,972)
Gross profit	1,671,290	1,575,732

Selling and administrative expenses	(1,519,880)	(1,632,793)
Product development expenses	(154,643)	(149,646)
Other gains, net	69,263	60,658
Income/(Loss) from operations	66,030	(146,049)

Interest income	38,202	31,108
Interest expense	(24,819)	(4,619)
Share of results of equity investees	(30,304)	(20,361)
Income/(Loss) before tax	49,109	(139,921)

Income tax expense	(69,230)	(21,564)
Net loss	(20,121)	(161,485)

Net loss attributable to noncontrolling interests	(458)	(4,456)
Accretion to redeemable noncontrolling interests	7,072	7,669
Net loss attributable to Bitauto Holdings Limited	(26,735)	(164,698)

Non-GAAP Financial Data
Non-GAAP net income	344,973	109,410
Non-GAAP net income attributable to noncontrolling interests	72,097	49,797
Accretion to redeemable noncontrolling interests	7,072	7,669
Non-GAAP net income attributable to Bitauto Holdings Limited	265,804	51,944

10

Reconciliation of GAAP to Non-GAAP results
	For the Three Months Ended
	September 30, 2018	September 30, 2019
	RMB	RMB
	(in thousands, except for per share data)

Income/(Loss) from operations	66,030	(146,049)
Share-based compensation	173,133	100,989
Amortization of intangible assets resulting from asset and business acquisitions	169,118	164,368
Non-GAAP income from operations	408,281	119,308

Net loss	(20,121)	(161,485)
Share-based compensation	173,133	100,989
Amortization of intangible assets resulting from asset and business acquisitions	169,118	164,368
Investment loss associated with the share of equity method investments	-	7,200
Impairment on equity investees	17,589	-
Amortization of the BCF discount on the convertible notes	7,810	-
Tax effect of Non-GAAP line items	(2,556)	(1,662)
Non-GAAP net income	344,973	109,410

Non-GAAP net income per ADS
Basic	3.66	0.76
Diluted	3.36	0.74

11

SELECTED CONSOLIDATED FINANCIAL DATA
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	September 30, 2019
	RMB	RMB

	(in thousands)

Assets
Current assets
Cash and cash equivalents	4,576,820	6,048,424
Time deposit	-	353,645
Restricted cash	4,344,291	2,781,321
Accounts receivable, net	3,890,712	3,915,023
Uncollateralized finance receivables - current portion, net	5,226,642	4,991,176
Collateralized finance receivables - current portion, net	13,546,137	13,337,374
Other current assets	2,590,245	2,386,671
	34,174,847	33,813,634
Non-current assets
Restricted cash	446,108	113,109
Investments in equity investees	1,907,171	2,035,445
Investment in convertible notes	1,789,470	1,879,510
Property, plant and equipment, net	449,387	197,949
Intangible assets, net	996,941	538,314
Goodwill	532,130	861,592
Uncollateralized finance receivables - non-current portion, net	6,609,474	4,029,378
Collateralized finance receivables - non-current portion, net	11,494,820	8,703,931
Other non-current assets *	1,343,590	1,933,998
	25,569,091	20,293,226

Total assets	59,743,938	54,106,860

Liabilities
Current liabilities
Short term borrowings	12,274,038	12,334,010
Asset-backed securitization debt	10,021,333	8,779,410
Accounts payable	2,909,051	2,377,932
Other current liabilities *	3,433,227	3,033,781
	28,637,649	26,525,133
Non-current liabilities
Long term borrowings	4,626,756	3,714,220
Asset-backed securitization debt	3,764,348	1,550,506
Other non-current liabilities *	2,406,748	1,609,017
	10,797,852	6,873,743

Total liabilities	39,435,501	33,398,876

Redeemable noncontrolling interests	360,010	382,768

Total equity	19,948,427	20,325,216

Total liabilities, redeemable noncontrolling interests and equity	59,743,938	54,106,860

* The Company has adopted ASU No. 2016-02, ''Leases" beginning January 1, 2019 applying a modified retrospective transition approach with prior comparative periods not adjusted. The Company has elected not to recognize right-of-use assets and lease liabilities arising from short-term leases. As of September 30, 2019, the Company recognized a total of RMB104.6 million for operating lease right-of-use assets, a total of RMB58.1 million for current operating lease liabilities and a total of RMB35.2 million for non-current operating lease liabilities on consolidated balance sheets.

12